SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Trulia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

897888103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 897888103	13 G	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX L.P. (“A9”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,183,364 shares, except that Accel IX Associates L.L.C. (“A9A”), the general partner of A9, may be deemed to have sole power to vote these shares, and Theresia Gouw Ranzetta (“TGR”), a director of the issuer and manager of A9A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,183,364 shares, except that A9A, the general partner of A9, may be deemed to have sole power to dispose of these shares, and TGR, a director of the issuer and manager of A9A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,183,364
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 897888103	13 G	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Strategic Partners L.P. (“A9SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
445,690 shares, except that A9A, the general partner of A9SP, may be deemed to have sole power to vote these shares, and TGR, a director of the issuer and manager of A9A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
445,690 shares, except that A9A, the general partner of A9SP, may be deemed to have sole power to dispose of these shares, and TGR, a director of the issuer and manager of A9A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,690
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 897888103	13 G	Page 4 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Associates L.L.C. (“A9A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,629,054 shares, of which 4,183,364 shares are directly owned by A9 and 445,690 shares are directly owned by A9SP. A9A, the general partner of A9 and A9SP, may be deemed to have sole power to vote these shares, and TGR, a director of the issuer and manager of A9A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,629,054 shares, of which 4,183,364 shares are directly owned by A9 and 445,690 shares are directly owned by A9SP. A9A, the general partner of A9 and A9SP, may be deemed to have sole power to dispose of these shares, and TGR, a director of the issuer and manager of A9A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,629,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 897888103	13 G	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors 2005 L.L.C. (“AI05”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 389,979 shares, except that TGR, a director of the issuer and manager of AI05, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 389,979 shares, except that TGR, a director of the issuer and manager of AI05, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12	TYPE OF REPORTING PERSON* 00

CUSIP NO. 897888103	13 G	Page 6 of 13

1	NAME OF REPORTING PERSON Theresia Gouw Ranzetta (“TGR”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,667 shares (issuable pursuant to outstanding options exercisable within 60 days of December 31, 2012).
6	SHARED VOTING POWER
5,019,033 shares, of which 4,183,364 shares are directly owned by A9, 445,690 shares are directly owned by A9SP and 389,979 shares are directly owned by AI05. A9A is the general partner of A9 and A9SP, and TGR, a director of the issuer and manager of A9A and AI05, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 4,667 shares (issuable pursuant to outstanding options exercisable within 60 days of December 31, 2012).
8	SHARED DISPOSITIVE POWER
5,019,033 shares, of which 4,183,364 shares are directly owned by A9, 445,690 shares are directly owned by A9SP and 389,979 shares are directly owned by AI05. A9A is the general partner of A9 and A9SP, and TGR, a director of the issuer and manager of A9A and AI05, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,023,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 897888103	13 G	Page 7 of 13

ITEM1 (A).	NAME OF ISSUER Trulia, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 208 Utah Street, Suite 310 San Francisco, CA 94103

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Accel IX L.P., a Delaware limited partnership (“A9”), Accel IX Strategic Partners L.P., a Delaware limited partnership (“A9SP”), Accel IX Associates L.L.C., a Delaware limited liability company (“A9A”), Accel Investors 2005 L.L.C., a Delaware limited liability company (“AI05”), and Theresia Gouw Ranzetta (“TGR”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

A9A is the general partner of A9 and A9SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A9 and A9SP. TGR is a director of the issuer and manager of A9A and AI05, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A9 and A9SP.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is: Accel Partners 428 University Avenue Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

A9 and A9SP are Delaware limited partnerships. A9A and AI05 are Delaware limited liability companies. TGR is a United States citizen.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Common Stock, $0.00001 par value

ITEM2(E)	CUSIP NUMBER

897888103

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2012.

CUSIP NO. 897888103	13 G	Page 8 of 13

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of A9 and A9SP, and the limited liability company agreements of A9A and AI05, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

CUSIP NO. 897888103	13 G	Page 9 of 13

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 897888103	13 G	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

Entities:	Accel IX L.P.
Accel IX Strategic Partners L.P.
Accel IX Associates L.L.C.
Accel Investors 2005 L.L.C.

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

Individuals:	Theresia Gouw Ranzetta

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

CUSIP NO. 897888103	13 G	Page 11 of 13

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	12
Exhibit B: Power of Attorney	13

CUSIP NO. 897888103	13 G	Page 12 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Trulia, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2013

Entities:	Accel IX L.P.
Accel IX Strategic Partners L.P.
Accel IX Associates L.L.C.
Accel Investors 2005 L.L.C.

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

Individuals:	Theresia Gouw Ranzetta

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

CUSIP NO. 897888103	13 G	Page 13 of 13

exhibit B

Power of Attorney

Tracy L. Sedlock has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.